Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2020 FIRST QUARTER RESULTS

Financial Highlights for Fiscal 2020 First Quarter

(Year over Year (YoY) growth % are based on constant currency (1); please see table below for YoY growth % on actual basis)

•	Gross Bookings(5) increased 24.0% YoY in 1Q20 to $1.7 billion.
•	Revenue for 1Q20 was $141.7 million and Adjusted Revenue(2) increased 21.0% YoY in 1Q20 to $198.5 million.
•	Results from Operating Activities was a loss of $42.9 million in 1Q20 versus a loss of $45.5 million in 1Q19.
•	Adjusted Operating Loss(3) was $29.2 million in 1Q20 versus a loss of $32.8 million in 1Q19, an improvement of $3.6 million YoY.

Gurugram, India and New York, July 30, 2019 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal first quarter ended June 30, 2019.

“MakeMyTrip continued to drive strong business growth during this peak travel quarter, despite softer domestic travel demand that was driven by a challenging macroeconomic and supply environment.” said Deep Kalra, Group Chairman and Group CEO. “Our continued focus on outbound travel and other high growth segments has allowed us to grow faster than the domestic market growth while we narrowed our operating losses year over year.”

(in thousands except EPS)	3 months Ended June 30, 2018	3 months Ended June 30, 2019	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$137,410	$141,737	3.1%	6.7%
Air Ticketing	$40,448	$44,613	10.3%	14.5%
Hotels and Packages	$76,278	$68,524	-10.2%	-7.3%
Bus Ticketing	$15,081	$18,321	21.5%	25.9%
Others	$5,603	$10,279	83.5%	89.9%
Results from Operating Activities	$(45,543)	$(42,898)
Loss for the period	$(51,231)	$(42,592)
Diluted Loss per share	$(0.50)	$(0.41)
Financial Summary as per non-IFRS measures
Adjusted Revenue(2)	$170,089	$198,499	16.7%	21.0%
Air Ticketing	$54,398	$65,033	19.6%	24.2%
Hotels and Packages	$93,839	$101,375	8.0%	12.1%
Bus Ticketing	$16,056	$21,351	33.0%	37.0%
Others	$5,796	$10,740	85.3%	91.9%
Adjusted Operating Loss(3)	$(32,791)	$(29,179)
Adjusted Net Loss(4)	$(38,158)	$(28,707)
Adjusted Diluted Loss per share(4)	$(0.37)	$(0.27)
Operating Metrics
Gross Bookings(5)	$1,416,356	$1,693,593	19.6%	24.0%
Air Ticketing	$804,739	$985,621	22.5%	27.2%
Hotels and Packages	$424,054	$454,585	7.2%	10.6%
Bus Ticketing	$187,563	$253,387	35.1%	40.4%
Unit Metrics
Air Ticketing – Flight segments(8)	9,171	10,609	15.7%
Hotels and Packages – Room nights(7)	6,746	7,558	12.0%
Standalone Hotels – Online(6) – Room nights(7)	6,494	7,380	13.6%
Bus Ticketing – Travelled tickets	14,894	20,980	40.9%

Notes:

(1)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.

(2)

Represents IFRS revenue after adding back promotion expenses in the nature of customer discount, customer inducement/acquisition costs and loyalty program costs, which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.

(3)	Results from operating activities excluding employee share-based compensation costs, amortization of acquisition related intangibles and merger and acquisitions related expenses.
(4)

Profit (Loss) for the period excluding employee share-based compensation costs, amortization of acquisition related intangibles, share of loss (profit) of equity-accounted investees, merger and acquisitions related expenses, net change in value of financial liability in business combination and income tax expense (benefit).

(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations, discounts and refunds.
(6)	“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms.
(7)

“Room nights,” also referred to as “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.

(8)	“Flight segments” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the measures set forth in notes (1) to (8) above. Reconciliations of IFRS financial measures to non-IFRS financial measures, and operating results are included at the end of this release.

Other information

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021. There were no repurchases pursuant to the share repurchase plan during the fiscal 2020 first quarter. As of June 30, 2019, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

Fiscal 2020 First Quarter Financial Results

Revenue. We generated revenue of $141.7 million in the quarter ended June 30, 2019, an increase of 3.1% (6.7% in constant currency) over revenue of $137.4 million in the quarter ended June 30, 2018. Our Total Adjusted Revenue increased by 16.7% (21.0% in constant currency) to $198.5 million in the quarter ended June 30, 2019 from $170.1 million in the quarter ended June 30, 2018, primarily as a result of a 19.6% (24.2% in constant currency) increase in our Adjusted Revenue - air ticketing, a 8.0% (12.1% in constant currency) increase in our Adjusted Revenue - hotels and packages, a 33.0% (37.0% in constant currency) increase in our Adjusted Revenue - bus ticketing and a 85.3% (91.9% in constant currency) increase in our Adjusted Revenue – others, each as further described below. Adjusted Revenue also includes promotion expenses of $105.3 million in the quarter ended June 30, 2019 and $92.4 million in the quarter ended June 30, 2018, recorded as a reduction of revenue.

For further information on this non-IFRS financial measure, see “— About Non-IFRS Financial Measures” elsewhere in this release.

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		Others				Total
	2018	2019	2018	2019	2018	2019	2018		2019		2018		2019
	(Amount in USD thousands)
Revenue as per IFRS	40,448	44,613	76,278	68,524	15,081	18,321	5,603		10,279		137,410		141,737
Add: Promotion expenses recorded as a reduction of revenue	13,950	20,581	74,822	78,974	3,408	5,259	193		513		92,373		105,327
	54,398	65,194	151,100	147,498	18,489	23,580	5,796		10,792		229,783		247,064
Less: Service cost as per IFRS	—	161	57,261	46,123	2,433	2,229	—	(1)	52	(1)	59,694	(1)	48,565	(1)
Adjusted Revenue	54,398	65,033	93,839	101,375	16,056	21,351	5,796		10,740		170,089		198,499

__________

(1)

Loyalty program costs amounting to $1.0 million have been excluded from service cost (June 30, 2018: $0.7 million) relating to “Others”, and have been included in marketing and sales promotion expenses.

Air Ticketing. Revenue from our air ticketing business increased by 10.3% (14.5% in constant currency) to $44.6 million in the quarter ended June 30, 2019 from $40.4 million in the quarter ended June 30, 2018. Adjusted Revenue from our air ticketing business increased by 19.6% (24.2% in constant currency) to $65.0 million in the quarter ended June 30, 2019, from $54.4 million in the quarter ended June 30, 2018. Adjusted Revenue - air ticketing includes promotion expenses of $20.6 million in the quarter ended June 30, 2019 and $14.0 million in the quarter ended June 30, 2018, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue. This increase in Adjusted Revenue - air ticketing was due to an increase in gross bookings of 22.5% (27.2% in constant currency) primarily driven by 15.7% increase in the number of air ticketing flight segments year over year. Further, our Adjusted Revenue margin (defined as Adjusted Revenue as a percentage of gross bookings) was 6.6% in the quarter ended June 30, 2019 and 6.8% in the quarter ended June 30, 2018.

Hotels and Packages. Revenue from our hotels and packages business decreased by 10.2% (7.3% in constant currency) to $68.5 million in the quarter ended June 30, 2019, from $76.3 million in the quarter ended June 30, 2018. Our Adjusted Revenue – hotels and packages increased by 8.0% (12.1% in constant currency) to $101.4 million in the quarter ended June 30, 2019 from $93.8 million in the quarter ended June 30, 2018. Adjusted Revenue - hotels and packages includes promotion expenses of $79.0 million in the quarter ended June 30, 2019 and $74.8 million in the quarter ended June 30, 2018, recorded as a reduction of revenue and the increase also reflects a decrease of $11.1 million in service cost related to procurement cost of hotels and packages services due to declining mix of packages business in the overall hotel and packages segment in the quarter ended June 30, 2019. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue. Gross bookings increased by 7.2% (10.6% in constant currency) driven by 12.0% increase in the number of hotels room-nights year over year. Our Adjusted Revenue margin has improved marginally from 22.1% in the quarter ended June 30, 2018 to 22.3% in the quarter ended June 30, 2019.

Bus Ticketing. Revenue from our bus ticketing business increased by 21.5% (25.9% in constant currency) to $18.3 million in the quarter ended June 30, 2019, from $15.1 million in the quarter ended June 30, 2018. Adjusted Revenue from our bus ticketing business increased by 33.0% (37.0% in constant currency) to $21.4 million in the quarter ended June 30, 2019 from $16.1 million in the quarter ended June 30, 2018. Adjusted Revenue - bus ticketing includes promotion expenses of $5.3 million in the quarter ended June 30, 2019 and $3.4 million in the quarter ended June 30, 2018, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue. Gross bookings increased by 35.1% (40.4% in constant currency) driven by 40.9% increase in the number of bus tickets travelled year over year, including the impact of consolidation of Bitla Software Private Limited (Bitla) acquired in the second quarter of fiscal year 2019. Our Adjusted Revenue margin decreased marginally to 8.4% in the quarter ended June 30, 2019 compared with 8.6% in the quarter ended June 30, 2018.

Other Revenue. Our Other revenue increased by 83.5% (89.9% in constant currency) to $10.3 million in the quarter ended June 30, 2019, from $5.6 million in the quarter ended June 30, 2018. Our Adjusted Revenue - others increased to $10.7 million in the quarter ended June 30, 2019 from $5.8 million in the quarter ended June 30, 2018. This increase was primarily due to an increase in facilitation fees from travel insurance and increase in other ancillary revenue from alliances and affiliate partnerships. Adjusted Revenue - others includes promotion expenses of $0.5 million in the quarter ended June 30, 2019 and $0.2 million in the quarter ended June 30, 2018, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue.

Personnel Expenses. Personnel expenses increased by 15.6% to $31.2 million in the quarter ended June 30, 2019 from $27.0 million in the quarter ended June 30, 2018. This increase was mainly due to an annual increase in wages in fiscal year 2020 and was partially offset by the favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the quarter ended June 30, 2019. Excluding employee share-based compensation costs for first quarter of both fiscal years 2019 and 2018, personnel expenses as a percentage of Adjusted Revenue increased by 0.7%.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 2.5% to $54.5 million in the quarter ended June 30, 2019 from $55.9 million in the quarter ended June 30, 2018 along with favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the quarter ended June 30, 2019. Including promotion expenses of $105.3 million in the quarter ended June 30, 2019 and $92.4 million in the quarter ended June 30, 2018 recorded as a reduction of revenue as explained above, marketing and sales promotion expenses increased by 8.0% year over year to $160.8 million. Marketing and sales promotion expenses after including promotion expenses explained above, primarily include significant customer inducement/acquisition costs, customer discount and loyalty program costs incurred to accelerate growth in our standalone hotel booking business, and brand advertisement expenses. These expenses, details of which are provided below, totaled $160.8 million (81.0% of Total Adjusted Revenue) in the quarter ended June 30, 2019, which was lower than our Total Adjusted Revenue of $198.5 million in the quarter ended June 30, 2019 compared to being at $149.0 million (87.6% of Total Adjusted Revenue) and Total Adjusted Revenue of $170.1 million as reported in the quarter ended June 30, 2018. The details of expenses in the nature of marketing and sales promotion is as follows:

	For the three months ended June 30
	2018	2019
	(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	55,929	54,526
Promotion expenses recorded as a reduction of revenue	92,373	105,327
Certain loyalty program costs related to Others revenue	670	987

Other Operating Expenses. Other operating expenses increased by 25.1% to $41.3 million in the quarter ended June 30, 2019 from $33.0 million in the quarter ended June 30, 2018, primarily due to an increase in payment gateway charges, website hosting charges and outsourcing fees in line with the growth in our business, partially offset by favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the quarter ended June 30, 2019. Other operating expenses for quarter ended June 30, 2019 also include merger and acquisition related expenses of $0.9 million, comprising legal and professional expenses and certain other expenses associated with an acquisition and certain non-routine transactions, whether or not such transactions were consummated in the quarter.

Depreciation and Amortization. Our depreciation and amortization expenses were $8.2 million in the quarter ended June 30, 2019 post adoption of IFRS 16 on April 1, 2019 wherein depreciation has been recorded on right-of-use assets and interest on lease liabilities instead of rent expense on leasehold properties in the quarter ended June 30, 2019. Depreciation and amortization expense in the quarter ended June 30, 2018 was $6.7 million.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $42.9 million in the quarter ended June 30, 2019 as compared to a loss of $45.5 million in the quarter ended June 30, 2018. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for the first quarter of both fiscal years 2020 and 2019, and merger and acquisitions related expenses in the first quarter of fiscal year 2020, we would have recorded an Adjusted Operating Loss of $29.2 million in the quarter ended June 30, 2019 as compared with Adjusted Operating Loss of $32.8 million in the quarter ended June 30, 2018. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “— Certain Non-IFRS Measures” elsewhere in this release.

Net Finance Income (Cost). Our net finance income was $0.2 million in the quarter ended June 30, 2019 as compared to a net finance costs of $5.4 million in the quarter ended June 30, 2018, primarily due to the net foreign exchange gain in quarter ended June 30, 2019 mainly as a result of the appreciation of the Indian Rupee against the U.S. dollar as at June 30, 2019 as compared to March 31, 2019.

Loss for the period. As a result of the foregoing factors, our loss for the quarter ended June 30, 2019 was $42.6 million as compared to a loss of $51.2 million in the quarter ended June 30, 2018. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss (profit) of equity-accounted investees and income tax expense (benefit) for the first quarter of both fiscal years 2020 and 2019, and merger and acquisitions related expenses and net change in value of financial liability in business combination in the first quarter of fiscal year 2020, we would have recorded an Adjusted Net Loss of $28.7 million in the quarter ended June 30, 2019 and an Adjusted Net Loss of $38.2 million in the quarter ended June 30, 2018. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Loss for the period”, see “— Certain Non-IFRS Measures” elsewhere in this release.

Diluted Loss per share. Diluted loss per share was $0.41 for the quarter ended June 30, 2019 as compared to diluted loss per share of $0.50 in the quarter ended June 30, 2018. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, share of loss (profit) of equity-accounted investees and income tax expense (benefit) for the first quarter of both fiscal years 2020 and 2019, and merger and acquisitions related expenses and net change in value of financial liability in business combination in the first quarter of fiscal year 2020, Adjusted Diluted Loss per share would have been $0.27 in the quarter ended June 30, 2019, compared to Adjusted Diluted Loss per share of $0.37 in the quarter ended June 30, 2018. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see “— Certain Non-IFRS Measures” elsewhere in this release.

Liquidity. As at June 30, 2019, the balance of cash and cash equivalents and term deposits on our balance sheet was $266.9 million.

Conference Call

MakeMyTrip will host a conference call to discuss the Company’s results for the quarter ended June 30, 2019 beginning at 7:30 AM EDT on July 30, 2019. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 4576537. A live webcast of the conference call will also be available through the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one week by dialing +1-(855)-859-2056 and using passcode 4576537. A one-month replay of the live webcast will also be available at “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

The Company’s revenues are recognized on a “net” basis when we are acting as an agent, and on a “gross” basis when it is the principal. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to the traveler. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while the cost of procuring the relevant services and products for sale to customers in this business is classified as service cost. The Company evaluates its financial performance based on Adjusted Revenue, which is a non-IFRS financial measure calculated as revenue after adding back promotion expenses in the nature of customer discount, customer inducement/acquisition cost and loyalty program costs, which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the Company acts as the principal, as it believes that Adjusted Revenue reflects the value addition of the travel services that it provides to customers in its packages business where it is the principal and is similar to the revenue on a “net” basis for its air ticketing, hotels and bus ticketing business where it acts as an agent. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. The Company’s Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per share and change in constant currency are useful in measuring the results of the Company. The Company believes that its current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring the results of the Company and provide investors and analysts a representation of its operating results. The Company believes that investors and analysts in its industry use these non-IFRS measures to compare the Company and its performance to that of its global peers.

The IFRS measures most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively. The Company believes that adjustments to these IFRS measures (including employee share-based compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), share of loss (profit) of equity-accounted investees, merger and acquisitions related expenses, net change in value of financial liability in business combination and income tax expense (benefit)) provide investors and analysts a representation of the Company’s operating results.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share instead of operating profit (loss), profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated July 23, 2019, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading online travel company. We own and operate well recognized online brands, including MakeMyTrip, goibibo and redbus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 63,000 domestic accommodation properties in India and more than 500,000 properties outside India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

jonathan.huang@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2019	As at June 30, 2019
Assets
Property, plant and equipment	13,499	39,684
Intangible assets and goodwill	1,068,876	1,089,962
Trade and other receivables, net	2,267	2,436
Investment in equity-accounted investees	5,244	5,773
Other investments	5,662	5,743
Term deposits	139	169
Non-current tax assets	31,681	35,082
Other non-current assets	2,273	204
Total non-current assets	1,129,641	1,179,053
Inventories	606	293
Contract assets	313	847
Current tax assets	1,415	30
Trade and other receivables, net	53,195	67,219
Term deposits	133,994	79,459
Other current assets	73,132	67,808
Cash and cash equivalents	177,990	187,299
Total current assets	440,645	402,955
Total assets	1,570,286	1,582,008
Equity
Share capital	52	52
Share premium	1,977,318	1,978,090
Reserves	634	715
Accumulated deficit	(682,054)	(742,384)
Share based payment reserve	102,427	110,737
Foreign currency translation reserve	(41,202)	(34,114)
Total equity attributable to equity holders of the Company	1,357,175	1,313,096
Non-controlling interests	193	4,172
Total equity	1,357,368	1,317,268
Liabilities
Loans and borrowings	474	23,051
Employee benefits	4,789	5,445
Contract liabilities	84	73
Deferred tax liabilities, net	601	2,391
Other non-current liabilities	2,400	15,219
Total non-current liabilities	8,348	46,179
Bank overdraft	—	132
Loans and borrowings	233	3,447
Trade and other payables	110,970	125,896
Contract liabilities	70,251	66,501
Other current liabilities	23,116	22,585
Total current liabilities	204,570	218,561
Total liabilities	212,918	264,740
Total equity and liabilities	1,570,286	1,582,008

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data)

	For the three months ended June 30
	2018	2019
Revenue
Air ticketing	40,448	44,613
Hotels and packages	76,278	68,524
Bus ticketing	15,081	18,321
Other revenue	5,603	10,279
Total revenue	137,410	141,737
Other income	3	35
Service cost
Procurement cost of hotels and packages services	57,261	46,123
Other cost of providing services	3,103	3,429
Personnel expenses	26,961	31,157
Marketing and sales promotion expenses	55,929	54,526
Other operating expenses	32,984	41,263
Depreciation and amortization	6,718	8,172
Result from operating activities	(45,543)	(42,898)
Finance income	1,436	1,984
Finance costs	6,803	1,775
Net finance income (costs)	(5,367)	209
Share of profit (loss) of equity-accounted investees	(286)	65
Loss before tax	(51,196)	(42,624)
Income tax benefit (expense)	(35)	32
Loss for the period	(51,231)	(42,592)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Equity instruments at FVOCI - net change in fair value	(214)	81
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(55,567)	7,135
Other comprehensive income (loss) for the period, net of tax	(55,781)	7,216
Total comprehensive loss for the period	(107,012)	(35,376)
Profit (Loss) attributable to:
Owners of the Company	(51,087)	(42,622)
Non-controlling interests	(144)	30
Profit (Loss) for the period	(51,231)	(42,592)
Total comprehensive Income (loss) attributable to:
Owners of the Company	(106,860)	(35,453)
Non-controlling interests	(152)	77
Total comprehensive Income (loss) for the period	(107,012)	(35,376)
Loss per share (in USD)
Basic	(0.50)	(0.41)
Diluted	(0.50)	(0.41)
Weighted average number of shares (including Class B Shares)
Basic	102,504,731	104,596,775
Diluted	102,504,731	104,596,775

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2019	52	1,977,318	634	(682,054)	102,427	(41,202)	1,357,175	193	1,357,368
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	(42,622)	—	—	(42,622)	30	(42,592)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	7,088	7,088	47	7,135
Equity instruments at FVOCI - net change in fair value	—	—	81	—	—	—	81	—	81
Total other comprehensive income (loss)	—	—	81	—	—	7,088	7,169	47	7,216
Total comprehensive income (loss) for the period	—	—	81	(42,622)	—	7,088	(35,453)	77	(35,376)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	9,102	—	9,102	—	9,102
Issue of ordinary shares on exercise of share based awards	—	772	—	—	(772)	—	—	—	—
Transfer to accumulated deficit on expiry of share based awards	—	—	—	20	(20)	—	—	—	—
Total contributions by owners	—	772	—	20	8,310	—	9,102	—	9,102
Changes in ownership interests in subsidiaries that do not result in a loss of control
Financial liability for acquisition of non-controlling interest	—	—	—	(14,550)	—	—	(14,550)	—	(14,550)
Acquisition of non-controlling interest	—	—	—	(3,178)	—	—	(3,178)	—	(3,178)
Acquisition of subsidiary with non-controlling interest	—	—	—	—	—	—	—	3,902	3,902
Total changes in ownership interest in subsidiaries	—	—	—	(17,728)	—	—	(17,728)	3,902	(13,826)
Total transactions with owners	—	772	—	(17,708)	8,310	—	(8,626)	3,902	(4,724)
Balance as at June 30, 2019	52	1,978,090	715	(742,384)	110,737	(34,114)	1,313,096	4,172	1,317,268

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended June 30
	2018	2019
Loss for the period	(51,231)	(42,592)
Adjustments for non-cash items	21,593	16,964
Change in working capital	(4,691)	1,716
Net cash generated from (used in) operating activities	(34,329)	(23,912)
Net cash generated from (used in) investing activities	4,637	38,958
Net cash generated from (used in) financing activities	9	(5,394)
Increase (decrease) in cash and cash equivalents	(29,683)	9,652
Cash and cash equivalents at beginning of the period	187,647	177,990
Effect of exchange rate fluctuations on cash held	930	(475)
Cash and cash equivalents (net of bank overdraft) at end of the period	158,894	187,167

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands, except per share data)

Reconciliation of Adjusted Revenue

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		Others				Total
	2018	2019	2018	2019	2018	2019	2018		2019		2018		2019
	(Amount in USD thousands)
Revenue as per IFRS	40,448	44,613	76,278	68,524	15,081	18,321	5,603		10,279		137,410		141,737
Add: Promotion expenses recorded as a reduction of revenue	13,950	20,581	74,822	78,974	3,408	5,259	193		513		92,373		105,327
	54,398	65,194	151,100	147,498	18,489	23,580	5,796		10,792		229,783		247,064
Less: Service cost as per IFRS	—	161	57,261	46,123	2,433	2,229	—	(1)	52	(1)	59,694	(1)	48,565	(1)
Adjusted Revenue	54,398	65,033	93,839	101,375	16,056	21,351	5,796		10,740		170,089		198,499

__________

(1)

Loyalty program costs amounting to $1.0 million have been excluded from service cost for the three months ended June 30, 2019 (June 30, 2018: $0.7 million) relating to “Others” respectively, and have been included in marketing and sales promotion expenses.

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended June 30
(Unaudited)	2018	2019
Results from operating activities as per IFRS	(45,543)	(42,898)
Add: Employee share-based compensation costs	9,190	9,102
Add: Acquisition related intangibles amortization	3,562	3,727
Add: Merger and acquisitions related expenses	—	890
Adjusted Operating Profit (Loss)	(32,791)	(29,179)

Reconciliation of Adjusted Net Loss	For the three months ended June 30
(Unaudited)	2018	2019
Profit (Loss) for the period as per IFRS	(51,231)	(42,592)
Add: Employee share-based compensation costs	9,190	9,102
Add: Acquisition related intangibles amortization	3,562	3,727
Add: Merger and acquisitions related expenses	—	890
Add (Less): Share of (profit) loss of equity-accounted investees	286	(65)
Add: Net change in value of financial liability in business combination	—	263
Add (Less): Income tax (benefit) expense	35	(32)
Adjusted Net Loss	(38,158)	(28,707)
Adjusted Earnings (Loss) per share
Diluted	(0.37)	(0.27)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended June 30
(Unaudited)	2018	2019
Diluted Earnings (Loss) per share for the period as per IFRS	(0.50)	(0.41)
Add: Employee share-based compensation costs	0.09	0.09
Add: Acquisition related intangibles amortization	0.03	0.04
Add: Merger and acquisitions related expenses	—	0.01
Add (Less): Share of (profit) loss of equity-accounted investees	0.01	*
Add: Net change in value of financial liability in business combination	—	*
Add (Less): Income tax (benefit) expense	*	*
Adjusted Diluted Earnings (Loss) per share	(0.37)	(0.27)

___________

* Less than $0.01.

(Unaudited)	For the three months ended June 30, 2019
	Revenue
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total
Reported Growth	10.3%	-10.2%	21.5%	83.5%	3.1%
Impact of Foreign Currency Translation	4.2%	2.9%	4.4%	6.4%	3.6%
Constant Currency Growth	14.5%	-7.3%	25.9%	89.9%	6.7%

	Adjusted Revenue
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total
Reported Growth	19.6%	8.0%	33.0%	85.3%	16.7%
Impact of Foreign Currency Translation	4.6%	4.1%	4.0%	6.6%	4.3%
Constant Currency Growth	24.2%	12.1%	37.0%	91.9%	21.0%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA (Unaudited)

	For the three months ended June 30,
	2018	2019
	(in thousands, except percentages)
Unit Metrics
Air ticketing - Flight segments	9,171	10,609
Hotels and packages - Room nights	6,746	7,558
Standalone hotels online – Room nights	6,494	7,380
Bus ticketing - Travelled tickets	14,894	20,980

Adjusted Revenue
Air ticketing	$54,398	$65,033
Hotels and packages	93,839	101,375
Bus ticketing	16,056	21,351
Others	5,796	10,740
	$170,089	$198,499
Gross Bookings
Air ticketing	$804,739	$985,621
Hotels and packages	424,054	454,585
Bus ticketing	187,563	253,387
	$1,416,356	$1,693,593

Adjusted Revenue Margin
Air ticketing	6.8%	6.6%
Hotels and packages	22.1%	22.3%
Bus ticketing	8.6%	8.4%